SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 1

Harbinger Group Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of class of securities)

41146A106
(CUSIP number)

Michael J. Sharp
Executive Vice President and General Counsel
LEUCADIA NATIONAL CORPORATION
520 Madison Avenue
New York, New York 10022

With a copy to:

Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(Name, address and telephone number of person authorized to receive notices and communications)

June 30, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 41146A106	13D

1	Name of Reporting Person:	Leucadia National Corporation
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF	7	SOLE VOTING POWER:	41,627,741
SHARES
BENEFICIALLY	8	SHARED VOTING POWER:	4,439
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER:	41,627,741
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER:	5,738

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	41,633,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	20.05%*
14	TYPE OF REPORTING PERSON:	HC, CO

* See Item 5 for discussion of calculation of percentage ownership.

This Amendment No. 1 amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on March 28, 2014 and is filed by Leucadia National Corporation (“Leucadia” or “we”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Harbinger Group Inc. (“HGI” or the “Company”).

Item 4.	Purpose of Transaction.

(a)-(j)

On March 18, 2014, Leucadia entered into a Preferred Securities Purchase Agreement with Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (collectively, the “Sellers”) pursuant to which Leucadia purchased from the Sellers an aggregate of 23,000,000 preferred securities of newly formed subsidiaries of each Seller (the “Preferred Shares”) at a price of $11.00 per Preferred Share.  The transaction closed on March 21, 2014.

On June 30, 2014, pursuant to an Exchange Agreement, dated March 21, 2014, among Leucadia and the Sellers, and upon receipt of approvals from the insurance regulators of the Company’s insurance subsidiary, Fidelity & Guaranty Life, Leucadia exchanged each Preferred Share for a share of Common Stock, (such shares of Common Stock, the “Subject Shares”) owned by the Sellers (the “Exchange”).  In connection with the foregoing, on March 18, 2014, the Sellers assigned certain of their registration rights with respect to the Subject Shares to Leucadia.

On March 18, 2014, in connection with the entering into the transaction to acquire the Preferred Shares, Leucadia entered into an agreement with the Company (the “Letter Agreement”).  Pursuant to the Letter Agreement, and after the Exchange, Leucadia provided notice to the board of directors of the Company, exercising Leucadia’s rights under the Letter Agreement to require the Company to increase the size of its board and provide Leucadia with the right for two years to designate two directors to the Company’s board of directors, subject to reduction in certain circumstances.   On July 1, 2014, our two designees, Joseph S. Steinberg, our Chairman, and Andrew Whittaker, Vice Chairman Leucadia, were appointed to the Company’s board of directors.  Additionally, in the Letter Agreement, we agreed, subject to certain exceptions, for two years, without the Company’s prior approval, not to acquire additional shares or voting rights of the Company that would increase our beneficial ownership above 27.5% of the voting power of the Company’s outstanding securities, to restrict our ability to make certain proposals or solicit proxies, and to not sell our investment in the Company to counterparties who hold, or after giving effect to a sale would hold, in excess of 4.9% of the Company’s common stock.  We also agreed for a two year period to vote in favor of the slate of directors nominated by the Company’s board.

The foregoing is a summary of the material terms of the Purchase Agreement, the Exchange Agreement, and Letter Agreement and is qualified in its entirety by reference to the Purchase Agreement and the Letter Agreement, which were filed as Exhibits to the Form 8-K/A filed by Leucadia on March 18, 2014, and the Exchange Agreement, which was filed as an Exhibit to the Form 13D filed by Leucadia on March 28, 2014, each of which are incorporated herein by reference.

Leucadia has acquired beneficial ownership of the shares of Common Stock referred to in Item 5 in order to obtain a substantial equity interest in the Company.  Subject to restrictions contained in the Letter Agreement, Leucadia may acquire or seek to acquire additional shares of Common Stock or sell or seek to sell shares of Common Stock, depending upon our view of the Company’s prospects, prevailing prices and market conditions, from time to time in the open market, in privately negotiated transactions, or otherwise.   Except as disclosed herein, Leucadia presently does not have any plans or proposals to seek control of the Company.

Except as disclosed herein, Leucadia has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)            As of the close of business on the date of this Statement, through various subsidiaries Leucadia may be deemed to beneficially own an aggregate of 41,633,479  shares of the Company’s Common Stock, representing approximately 20.05% of the issued and outstanding shares of the Company’s Common Stock.  All percentages in this Item 5 are based on the 207,621,683 shares of Common Stock represented by the Company as being outstanding as of May 15, 2014 in the Form 8-K filed by the Company on May 15, 2014.

(b)            Item 5(a) and the responses of Leucadia to Rows 7, 8, 9, 10, 11 and 13 are incorporated herein by reference.

(c)            Except as otherwise described herein, Leucadia has not effected any transactions in Common Stock during the past sixty days.

(d)            Not applicable.

(e)            Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2014
LEUCADIA NATIONAL CORPORATION

	BY:	/s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: Vice President and Chief Financial Officer